Cleary Gottlieb Steen & Hamilton llp

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new york • washington, dc • paris • brussels
london • moscow • cologne*
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christof von dryander
rechtsanwalt
member of the dc bar

thomas m. buhl
rechtsanwalt
avocat au barreau de paris

dr. stephan barthelmess
rechtsanwalt
member of the new york bar

andrés de la cruz
abogado (argentina)
member of the buenos aires
and new york bars

ward a. greenberg
attorney at law (usa)
member of the new york bar

dr. klaus riehmer
rechtsanwalt

dr. gabriele apfelbacher
rechtsanwältin
member of the new york bar

dr. thomas kopp
rechtsanwalt

dr. j.f. daniel weyde
rechtsanwalt, steuerberater
member of the new york bar	dr. till müller-ibold
rechtsanwalt
avocat au barreau de bruxelles

dr. werner meier
rechtsanwalt
member of the new york bar

hanno sperlich
rechtsanwalt

cologne

dr. wolfgang knapp
rechtsanwalt
avocat au barreau de bruxelles

prof. dr. dirk schroeder
rechtsanwalt

dr. jürgen j. sieger
rechtsanwalt

john palenberg
attorney at law (usa)
member of the new york bar

dr. romina polley
rechtsanwältin

dr. oliver schröder
rechtsanwalt

dr. michael brems
rechtsanwalt
member of the new york bar
September 29, 2008
Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303
Re:     YPF S.A.
Schedule TO-T filed on Sept. 11, 2008 by Petersen Energía Inversora
S.A., Et al.
SEC File No. 5-50107
Dear Ms. Chalk:
               On behalf of our clients Petersen Energía Inversora, S.A (“Purchaser”), Enrique Eskenazi, Sebastián Eskenazi, Matías Eskenazi Storey and Ezequiel Eskenazi Storey (collectively, the “Eskenazi Family”, and together with the Purchaser, the “Bidders”), we have set forth below the responses of the Bidders to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Luis María Morales, dated September 23, 2008 (the “Comment Letter”). For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the U.S. Offer to Purchase, dated September 11, 2008 (the “U.S. Offer to Purchase”). All page references in the following responses correspond to the page numbers in the Offer to Purchase.
               Concurrently with the delivery of this letter, the Bidders are filing an amendment to their Schedule TO, initially filed on September 11, 2008 (the “Schedule”), containing the revisions described in this letter. For your convenience, a courtesy copy of today’s amendment is enclosed.
Schedule TO-T
1.	Purchaser, a named bidder on the Schedule TO-T, is described as a “direct wholly-owned subsidiary of Petersen Energía Inversora Holding GmbH,” a company
* Cologne Office: +49 (221) 80040-0 Facsimile +49 (221) 80040-199

Ms. Christina Chalk, p. 2
organized under the laws of the Republic of Austria. The disclosure in Section 9 of the Offer to Purchase indicates that Purchaser was formed solely to make the Offers and to acquire shares of YPF in connection with the Offers. Given these facts, explain why Holding is not included as a bidder on the Schedule TO-T. Note that if you add Holding as a bidder, you may need to revise the disclosure in the Offer to Purchase to provide all of the required disclosure as to that entity individually.
               We note the Staff’s comment but respectfully submit that Holding does not fall within the definition of “bidder” in Rule 14d-1(c)(1) of Regulation 14D under the circumstances. Rule 14d-1(c)(1) of Regulation 14D defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made.” In this case, Purchaser, and not Holding, is the person making the tender offer, and Purchaser is making the offer, not on behalf of Holding, its parent company, but on behalf of the shareholders of Holding — members of the Eskenazi Family, each of whom has already been included as Bidder on the Schedule TO-T. As a result, we do not believe that Holding constitutes a “bidder” under the circumstances.
                 Furthermore, although Holding is not included as a bidder on the Schedule TO-T, the Schedule TO-T nevertheless sets forth, with respect to Holding, substantially all of the disclosure required of a “bidder”. As a result, even if Holding were added as a bidder, we do not believe that the addition would have the effect of providing any significant additional disclosure to investors.
2.	We note that bidders and their affiliates own a 14.9% stake in YPF and have an option to purchase an additional 10% more obtained from existing controlling shareholder Repsol S.A. Given this pre-existing affiliation between bidders and target, explain in your response letter why Rule 13e-3 does not apply to this offer. We may have further comments after reviewing your response.
               We respectfully submit that, for the reasons discussed below, Rule 13e-3 under the Exchange Act is not applicable to the Petersen Offers. Under Rule 13e-3, a transaction involving (i) the purchase of any equity security by its issuer or by an affiliate of such issuer or (ii) a tender offer for any equity security made by the issuer of such class of securities or an affiliate of such issuer constitute a Rule 13e-3 transaction if such transaction has either a reasonable likelihood or a purpose of producing, directly or indirectly, any of the following effects:
(A) causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Act to be held of record by less than 300 persons; or
(B) causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.
               The Petersen Offers are not intended to produce either of these effects. The Bidders are conducting the Petersen Offers solely to comply with the provisions of the By-laws, as described in our letter to the Staff dated September 8, 2008 and in the Schedule. With respect to clause (A), as of February 28, 2008, a total of 95 persons of record held ADS

Ms. Christina Chalk, p. 3
and there were only 5 United States holders of Class D Shares (out of a total of 8,618 holders of Class D Shares not in ADS form). The Bidders have not imposed any minimum participation requirement or engage in any solicitation designed to enhance participation in the Petersen Offers. Other than complying with the notice and dissemination requirements mandated by the By-laws and applicable laws, the Bidders have taken no steps to encourage holders of Class D Shares or ADSs to tender into the Petersen Offers.
               With respect to clause (B), we respectfully submit that the Petersen Offers should not be viewed as having any “reasonable likelihood” nor a “purpose” of causing the Class D Shares or ADSs, the only securities of YPF listed on a national securities exchange, to be delisted. None of the Bidders, YPF or Repsol is seeking to deregister or delist the Class D Shares or ADSs.
               To the contrary, as described above, the acquisition of Securities by the Bidders is a component part of Repsol’s publicly disclosed intention to divest a substantial portion of its holdings in YPF, including undertaking a public offering of approximately 20% of YPF’s outstanding capital stock, for which the requisite filings have been made (See Schedule 13D/A filed by Repsol on February 22, 2008, the Registration Statement on Form F-3 filed by YPF on March 3, 2008, and Sections 5.4 and 7.1 of the Shareholders’ Agreement) (the “Secondary Public Offering”). To consummate the Secondary Public Offering, YPF must maintain the registration of its Class D Shares and ADSs and maintain the listing of each of those classes of securities on the NYSE.
               Finally, as further evidence of the intention of Repsol, as controlling shareholder of YPF, and the Bidders to preserve the listing of YPF’s Class D Shares and ADSs, we respectfully refer the Staff to Section 4(h) of the Registration Rights Agreement dated February 21, 2008 (the “RRA”) among YPF, Repsol, Petersen SA and certain lenders under a Senior Secured Term Loan Facility dated as of February 21, 2008 (the “Secured Loan”), which was filed with the Commission as Exhibit 99.11 to the Schedule 13D filed by the Eskenazi Family on March 3, 2008. Under Section 4(h) of the RRA, YPF and Repsol have each agreed, for the benefit of the lenders that advanced funds to Petersen SA in connection with the Acquisition and, among other things, took a security interest in a substantial portion of the ADSs acquired pursuant to the SPA, to “use commercially reasonable efforts to cause all Class D Shares and Unrestricted ADSs to continue to be listed on the New York Stock Exchange ...” for so long as any ADSs held as collateral would constitute restricted securities within the meaning of Rule 144 under the Securities Act of 1933, as amended, in the event of a foreclosure under the Secured Loan. Therefore, both Repsol and Petersen SA, which together control more than 99% of the outstanding share capital, have agreed to use reasonable efforts to prevent the potential for de-listing that Rule 13e-3 seeks to address.
               Although the Eskenazi Family is today an affiliate of YPF, at the time the transactions were negotiated and entered into, they were not affiliates and all of the terms of these transactions, including the contemplated Petersen Offers, were developed through arms-length negotiations with Repsol and YPF and both the obligation to make the Petersen Offers, as well as the salient terms of the Petersen Offers, including the price, were either established before the Eskenazi Family acquired any Securities or are mandated by the By-Laws or Argentine law. Accordingly, we also believe that, under the circumstances surrounding the group of transactions of which the Petersen Offers are a component part, the policies served by Rule 13e-3 of preventing affiliates from imposing potentially unfair terms on non-affiliate

Ms. Christina Chalk, p. 4
shareholders while taking the issuer private and depriving minority shareholders of a public market and the protections of the U.S. securities laws are not adversely implicated here.1
               In light of the factors described above, we respectfully submit that the Petersen Offers do not constitute a Rule 13e-3 transaction as defined in Rule 13e-3 under the Exchange Act.
Exhibit (a) (1)(A) — U.S. Offer to Purchase dated September 11, 2008
Forward Looking Statements, page 5
3.	Section 21E(b)(2)(C) of the Exchange Act provides that the safe harbor provisions in for forward looking statements in Section 21E(c) do not apply statements made in connection with a tender offer. Please revise this section of the Offer to Purchase accordingly.
               In response to the Staff’s comment, the Bidders have deleted the section “Forward Looking Statements” on page 5 of the U.S. Offer to Purchase.
Summary Term Sheet — Can the U.S. offer be extended and under what circumstances?, page iv
4.	You note that the U.S. offer can be extended “in [your] sole discretion.” However, we understand from the disclosure in the Offer to Purchase and our prior contacts with your counsel that it is your intention that the U.S. and Argentine Offers will end on the same day unless U.S. law requires an extension of the U.S. Offer period. Please confirm in your response letter.
               The Bidders confirm that it is their intention that the U.S. and Argentine Offers will end on the same day unless U.S. law requires an extension of the U.S. Offer period.
How will payment be made for the Securities I tender?, page ii
5.	Revise to disclose the most important information about the payment process, particularly that which is unique to this Offer. The potential delay in payment for tendered shares should be highlighted for tendering holders. Your expanded disclosure should note that payment may be delayed into January, because of the regulatory approval process to which this Offer is subject. We believe the excessive use of defined terms like “Expiration Date” and “Required Regulatory Approval” may be obfuscating the most important features of the Offer here.
               In response to the Staff’s comment, the Bidders have revised the response to the question “How will payment be made for the Securities I tender?”, on page ii of the U.S. Offer to Purchase.

[1]	As the Commission stated in Release No. 34-17719 (April 13, 1981) CCH FED. SEC. LAW REP. 23,709, “Transactions [that are] the product of arm’s-length negotiations . . . do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule.” The Petersen Offers are the by-product of arm’s-length negotiations with Repsol and therefore should not be subject to Rule 13e-3.

Ms. Christina Chalk, p. 5
Purpose of the Offers; Plans for YPF, page 26
6.	Please expand this section to more specifically describe the bidders’ plans for YPF after the offer. For example, describe the matters discussed in the Schedule 13D filed by Petersen S.A. on February 28, 2008 and amended on May 6, 2008. In addition, indicate whether the bidders intend to increase or reduce their stake in YPF. If they have no such present intentions, describe the factors upon which such decision would be based. Avoid overly general statements that do not provide meaningful information.
               In response to the Staff’s comment, the Bidders have revised the section “Purpose of the Offers; Plans for YPF”, page 26 of the U.S. Offer to Purchase.
*   *   *
               We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Schedule or these responses, please feel free to contact me at +49-69-97-10-31-90. In addition, you may direct any further correspondence to my attention by facsimile at +49-69-97-10-31-99.
      Sincerely,
      /s/ Andrés de la Cruz, Esq.
     Andrés de la Cruz, Esq.
Enclosures

cc:	Mauro Dacomo, Esq. Daniel Sternberg, Esq. Amy R. Shapiro, Esq.